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                           December 2, 2020

       Gary Copperud
       Chief Executive Officer
       BT Brands, Inc.
       405 Main Avenue West
       Suite 2D
       West Fargo, ND 58078

                                                        Re: BT Brands, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 25,
2020
                                                            File No. 333-250957

       Dear Mr. Copperud:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Donald
Field at 202-551-3680 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services